Exhibit 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
($ in millions)

	Three Months				Six Months
	Ended May				Ended May

	2002		2001		2002		2001

Net earnings	$563		$577		$1,087		$1,345

Add:

Provision for taxes	338		369		653		860

Portion of rents representative of an interest factor	29		56		59		84

Interest expense on all indebtedness	2,383		4,168		4,485		8,937

Earnings, as adjusted	$3,313		$5,170		$6,284		$11,226

Fixed charges:

Portion of rents representative of an interest factor	$29		$56		$59		$84

Interest expense on all indebtedness	2,383		4,168		4,485		8,937

Fixed charges	$2,412		$4,224		$4,544		$9,021

Ratio of earnings to fixed charges	1.37	x	1.22	x	1.38	x	1.24	x